The DMS Funds

Leesport, PA

April 4, 2014

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – India MidCap Index
ICA File 811-22706

Ladies and Gentlemen:

The above Fund filed an amendment under Rule 485(a) on March 28, 2014, covering the India MidCap Index Fund, and is filing another amendment under Rule 485(a) today to address comments made by the Staff.  We understand that all comments raised by the Staff will have been addressed by the filing made today.  Accordingly, we respectfully request that the 485A filing being made today for the DMS India MidCap Index Fund, both Class A and I shares, be declared effective by the Commission today, April 4, 2104, or as soon thereafter as practicable.  Thank you very much.

DMS India Bank Index Fund

ss//Peter R. Kohli, Chairman//

 03/28/2014 SL1 1274972v2 107557.00003